December 15, 2009
New GulfMark Offshore, Inc.
Amendment No. 1 to Registration Statement on Form S-4 filed December 3, 2009
Dear Ms. Parker:
     On behalf of GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”) and New GulfMark Offshore, Inc., a Delaware corporation (“New GulfMark”), this letter responds to your letter dated December 11, 2009 (the “Comment Letter”), providing comments on Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-162612) filed by New GulfMark on December 3, 2009 (the “Registration Statement”).
     Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, filed simultaneously herewith, reflects revisions made to the Registration Statement, including revisions made in response to the Comment Letter described herein.
     For your convenience, the response set forth below repeats the comment prior to the response. Your comment is highlighted in italics. We have sent three hard copies of Amendment No. 2 (clean and marked) to your attention for your convenience.

Comment Letter
Exhibits
1.	Please file an opinion of counsel regarding the validity of the New GulfMark Class B common stock.
RESPONSE:
     The Registration Statement now includes as Exhibit 5.2 an opinion of Richards, Layton & Finger, P.A., completed and signed as of December 15, 2009, regarding the validity of the New GulfMark Class B common stock.

     If you have any questions regarding the contents of this letter, please contact me at the above number.

Respectfully,
/s/ Alyssa K. Caples

Alyssa K. Caples

Anne Nguyen Parker, Esq.
      Branch Chief
           Division of Corporation Finance
                United States Securities and Exchange Commission
                     100 F Street, N.E.
                          Washington, D.C. 20549
Copies to:
Douglas Brown, Esq.
      Division of Corporation Finance
           United States Securities and Exchange Commission
                100 F Street, N.E.
                     Washington, D.C. 20549
and
Mr. Quintin V. Kneen
      Vice President & Chief Executive Officer
           New GulfMark Offshore, Inc.
                10111 Richmond Avenue, Suite 340
                     Houston, Texas 77042